March 11, 2013

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	KMG Chemicals, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2012
Filed October 15, 2012
Form 10-Q for the Period Ended October 31, 2012
Filed December 10, 2012
Definitive Proxy Statement on Schedule 14A
Filed on October 29, 2012
File No. 1-35577

Dear Mr. Decker:

KMG Chemicals, Inc. (the “Company”), has received your letter dated March 1, 2013 and expect to respond to such letter on or before March 29, 2013

Sincerely,

/s/ John V. Sobchak

John V. Sobchak

Vice President and CFO

cc:	William B. Nelson